Richard H. Kirk Vice President, Corporate Counsel
The Prudential Insurance Company of America 213 Washington Street, Newark, NJ 07102-2917 Tel 203-925-3707 richard.kirk@prudential.com
March 17, 2020

VIA EDGAR
Alberto H. Zapata, Esq.
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Prudential Annuities Life Assurance Corporation Variable Account B
Registration Statement on Form N-4, SEC File Nos. 333-236099 and 811-05438
Prudential Annuities Life Assurance Corporation
Registration Statement on Form S-3, SEC File No. 333-236098

Dear Mr. Zapata:

This letter is a follow-up to our discussion on March 13, 2020 regarding the proposed marketing name for the new registered index-linked variable annuity product for which we filed the above referenced initial registration statements.

The proposed name for the product is “Prudential FlexGuard Indexed Variable Annuity.” Please let us know if you have any comments on this name.

If you have any questions, please call me at (203) 925-3707.

Sincerely,

/s/Richard H. Kirk
Richard H. Kirk
Vice President, Corporate Counsel